UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CIVITAS RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

17888H103

(CUSIP Number)

August 2, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Tap Rock NM10 Legacy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 186,800 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 186,800 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 186,800 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.20% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Excludes 150,174 shares of the Issuer’s common stock (“Common Stock”) held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of the Issuer’s common stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP Tap Rock Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,876,744 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,876,744 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,744 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.13% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 3,689,944 shares of Common Stock held directly by NGP Tap Rock Holdings, LLC and 186,800 shares of Common Stock held directly by Tap Rock NM10 Legacy Holdings, LLC, over which NGP Tap Rock Holdings, LLC exercises beneficial ownership, and excludes 1,424,060 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP XI Mineral Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 186,800 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 186,800 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 186,800 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.20% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Excludes 150,174 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP XI US Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,876,744 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,876,744 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,744 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.13% (2)
12	Type of Reporting Person PN (Limited Partnership)

(1)

Includes 3,689,944 shares of Common Stock held directly by NGP Tap Rock Holdings, LLC and 186,800 shares of Common Stock held directly by Tap Rock NM10 Legacy Holdings, LLC, over which NGP Tap Rock Holdings, LLC exercises beneficial ownership, and excludes 1,424,060 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP XI Holdings GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,876,744 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,876,744 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,744 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.13% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 3,689,944 shares of Common Stock held directly by NGP Tap Rock Holdings, LLC and 186,800 shares of Common Stock held directly by Tap Rock NM10 Legacy Holdings, LLC, over which NGP Tap Rock Holdings, LLC exercises beneficial ownership, and excludes 1,424,060 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP Natural Resources XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,876,744 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,876,744 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,744 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.13% (2)
12	Type of Reporting Person PN (Limited Partnership)

(1)

Includes 3,689,944 shares of Common Stock held directly by NGP Tap Rock Holdings, LLC and 186,800 shares of Common Stock held directly by Tap Rock NM10 Legacy Holdings, LLC, over which NGP Tap Rock Holdings, LLC exercises beneficial ownership, and excludes 1,424,060 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person GFW Energy XI, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,876,744 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,876,744 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,744 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.13% (2)
12	Type of Reporting Person PN (Limited Partnership)

(1)

Includes 3,689,944 shares of Common Stock held directly by NGP Tap Rock Holdings, LLC and 186,800 shares of Common Stock held directly by Tap Rock NM10 Legacy Holdings, LLC, over which NGP Tap Rock Holdings, LLC exercises beneficial ownership, and excludes 1,424,060 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person GFW XI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,876,744 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,876,744 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,876,744 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.13% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 3,689,944 shares of Common Stock held directly by NGP Tap Rock Holdings, LLC and 186,800 shares of Common Stock held directly by Tap Rock NM10 Legacy Holdings, LLC, over which NGP Tap Rock Holdings, LLC exercises beneficial ownership, and excludes 1,424,060 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person Tap Rock Resources II Legacy, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,400,445 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,400,445 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,445 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.63% (1)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Excludes 1,113,356 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP XII Tap Rock Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,400,445 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,400,445 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,445 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.63% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Excludes 1,113,356 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP XII US Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,400,445 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,400,445 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,445 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.63% (2)
12	Type of Reporting Person PN (Limited Partnership)

(1)

Excludes 1,113,356 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP XII Holdings GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,400,445 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,400,445 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,445 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.63% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Excludes 1,113,356 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP Natural Resources XII, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,400,445 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,400,445 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,445 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.63% (2)
12	Type of Reporting Person PN (Limited Partnership)

(1)

Excludes 1,113,356 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person G.F.W. Energy XII, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,400,445 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,400,445 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,445 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.63% (1)
12	Type of Reporting Person PN (Limited Partnership)

(1)

Excludes 1,113,356 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person GFW XII, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 3,400,445 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 3,400,445 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,445 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.63% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Excludes 1,113,356 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

1	Name of Reporting Person NGP Energy Capital Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 7,277,189 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,277,189 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,277,189 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.76% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes 3,689,944 shares of Common Stock held by NGP Tap Rock Holdings, LLC, 3,400,445 shares of Common Stock held by Tap Rock Resources II Legacy, LLC and 186,800 shares of Common Stock held by Tap Rock NM10 Legacy Holdings, LLC and excludes 2,537,416 shares of Common Stock held in escrow in the name of an escrow agent to satisfy potential indemnification claims associated with the transactions pursuant to which the reporting persons acquired the shares reported herein.

(2)	The percentage set forth in Row 11 of this Cover Page is based on the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

EXPLANATORY NOTE

Item 1(a).	NAME OF ISSUER

Civitas Resources, Inc. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

555 17th Street, Suite 3700, Denver, Colorado 80202

Item 2(a).	NAME OF PERSON FILING

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons. Tap Rock II and NM10 (both as defined below) are to referred to herein as the “Tap Rock Reporting Persons”, and the other entities and persons listed below are referred to herein as the “NGP Reporting Persons,” and all of whom are together referred to herein as the “Reporting Persons”:

(i)	Tap Rock Resources II Legacy, LLC, a Delaware limited liability company (“Tap Rock II”)

(ii)	Tap Rock NM10 Legacy Holdings, LLC, a Delaware limited liability company (“NM10”)

(iii)	NGP Tap Rock Holdings, LLC, a Delaware limited liability company (“NGP Tap Rock”);

(iv)	NGP XI Mineral Holdings, LLC, a Delaware limited liability company (“NGP XI Mineral Holdings”);

(v)	NGP XI US Holdings, L.P., a Delaware limited partnership (“NGP XI US Holdings”);

(vi)	NGP XI Holdings GP L.L.C.; a Delaware limited liability company (“NGP XI GP”);

(vii)	NGP Natural Resources XI, L.P., a Delaware limited partnership (“NGP Natural Resources XI”);

(viii)	GFW Energy XI, L.P., a Delaware limited partnership (“GFW Energy XI”);

(ix)	GFW XI, L.L.C., a Delaware limited liability company (“GFW XI”);

(x)	NGP XII Tap Rock Holdings, LLC, a Delaware limited liability company (“NGP XII Tap Rock”);

(xi)	NGP XII US Holdings, L.P., a Delaware limited partnership (“NGP XII US Holdings”);

(xii)	NGP XII Holdings GP, L.L.C., a Delaware limited liability company (“NGP XII GP”);

(xiii)	NGP Natural Resources XII, L.P., a Delaware limited partnership (“NGP Natural Resources XII”);

(xiv)	G.F.W. Energy XII, L.P., a Delaware limited partnership (“GFW Energy XII”);

(xv)	GFW XII, L.L.C., a Delaware limited liability company (“GFW XII”); and

(xvi)	NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the NGP Reporting Persons is 2850 N. Harwood Street, 19th Floor, Dallas, TX 75201. The address of the principal business office of each of the Tap Rock Reporting Persons is 523 Park Point Drive Suite 200, Golden, CO 80401.

Item 2(c).	CITIZENSHIP

(i)	Tap Rock II - Delaware

(ii)	NM10 - Delaware

(iii)	NGP Tap Rock - Delaware

(iv)	NGP XI Mineral Holdings - Delaware

(v)	NGP XI US Holdings - Delaware

(vi)	NGP XI GP - Delaware

(vii)	NGP Natural Resources XI - Delaware

(viii)	GFW Energy XI - Delaware

(ix)	GFW XI - Delaware

(x)	NGP XII Tap Rock - Delaware

(xi)	NGP XII US Holdings - Delaware

(xii)	NGP XII GP - Delaware

(xiii)	NGP Natural Resources XII - Delaware

(xiv)	G.F.W. Energy XII - Delaware

(xv)	GFW XII - Delaware

(xvi)	NGP ECM - Texas

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP NUMBER

The CUSIP number of the Common Stock is 17888H103.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

3,689,944 shares of Common Stock reported herein are directly held by NGP Tap Rock. NGP XI US Holdings is the sole member of NGP Tap Rock. NGP XI GP is the sole general partner of NGP XI US Holdings. NGP Natural Resources XI is the sole member of NGP XI GP. GFW Energy XI is the sole general partner of NGP Natural Resources XI. GFW XI is the sole general partner of GFW Energy XI and has delegated full power and authority to manage GFW Energy XI to NGP ECM.

3,400,445 shares of Common Stock reported herein are directly held by Tap Rock II. Tap Rock II is governed by an Amended and Restated Limited Liability Company Agreement, dated as of June 19, 2023 (the “Tap Rock II LLCA”). Pursuant to the Tap Rock II LLCA, NGP XII Tap Rock maintains voting power with respect to the securities held by Tap Rock II. NGP XII US Holdings is the sole member of NGP XII Tap Rock. NGP XII GP is the sole general partner of NGP XII US Holdings. NGP Natural Resources XII is the sole member of NGP XII GP. GFW Energy XII is the sole general partner of NGP Natural Resources XII. GFW XII is the sole general partner of GFW Energy XII and has delegated full power and authority to manage GFW Energy XII to NGP ECM.

186,800 shares of Common Stock reported herein are directly held by NM10. NM10 is governed by an Amended and Restated Limited Liability Company Agreement, dated as of June 19, 2023 (the “NM10 LLCA”). Pursuant to the NM10 LLCA, Tap Rock I maintains voting power with respect to the securities held by NM10. Tap Rock I is governed by an Amended and Restated Limited Liability Company Agreement, dated as of June 19, 2023 (the “Tap Rock I LLCA”). Pursuant to the Tap Rock I LLCA, NGP Tap Rock maintains voting power with respect to the securities held by Tap Rock I. NGP XI US Holdings is the sole member of NGP Tap Rock. NGP XI GP is the sole general partner of NGP XI US Holdings. NGP Natural Resources XI is the sole member of NGP XI GP. GFW Energy XI is the sole general partner of NGP Natural Resources XI. GFW XI is the sole general partner of GFW Energy XI and has delegated full power and authority to manage GFW Energy XI to NGP ECM.

In addition, NGP XI Mineral Holdings has the ability to remove Tap Rock I as sole member of NM10 under the NM10 LLCA. As such, NGP XI Mineral Holdings has the power to direct the decisions of NM10 regarding the vote and disposition of securities held by NM10; therefore, NGP XI Mineral Holdings may be deemed to beneficially own the shares of Common Stock held by NM10. NGP XI US Holdings is the sole member of NGP XI Mineral Holdings. NGP XI GP is the sole general partner of NGP XI US Holdings. NGP Natural Resources XI is the sole member of NGP XI GP. GFW Energy XI is the sole general partner of NGP Natural Resources XI. GFW XI is the sole general partner of GFW Energy XI and has delegated full power and authority to manage GFW Energy XI to NGP ECM.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

The percentages used in this Schedule 13G are calculated based upon the 93,760,666 shares of Common Stock outstanding as of August 2, 2023.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 14, 2023

TAP ROCK NM10 LEGACY HOLDINGS, LLC

/s/ Clayton Sporich
Name: Clayton Sporich
Title: Executive Vice President – Land & Legal

TAP ROCK RESOURCES II LEGACY, LLC

/s/ Clayton Sporich
Name: Clayton Sporich
Title: Executive Vice President – Land & Legal

NGP TAP ROCK HOLDINGS, LLC

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

NGP XI MINERAL HOLDINGS, LLC

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

NGP XI US HOLDINGS, L.P.
By: NGP XI Holdings GP L.L.C., its general partner

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

NGP XI HOLDINGS GP L.L.C.

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

NGP NATURAL RESOURCES XI, L.P.
By: GFW Energy XI, L.P., its general partner
By: GFW XI, L.L.C., its general partner

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

GFW ENERGY XI, L.P.
By: GFW XI, L.L.C., its general partner

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

GFW XI, L.L.C.

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

NGP XII TAP ROCK HOLDINGS, LLC

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

NGP XII US HOLDINGS, L.P.
By: NGP XII Holdings GP, L.L.C., its general partner

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

NGP XII HOLDINGS GP, L.L.C.

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

NGP NATURAL RESOURCES XII, L.P.
By: G.F.W. Energy XII, L.P., its general partner
By: GFW XII, L.L.C., its general partner

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

G.F.W. ENERGY XII, L.P.
By: GFW XII, L.L.C., its general partner

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

GFW XII, L.L.C.

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

/s/ Christopher G. Carter
Name: Christopher G. Carter
Title: Authorized Person

EXHIBIT INDEX

Exhibit No.

Exhibit 99.1	Joint Filing Agreement, dated as of August 14, 2023, by and among the Reporting Persons (filed herewith)